

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 3, 2009

By U.S. Mail and Facsimile

Mr. David Eichinger
Chief Financial Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

>   **Re: Synthesis Energy Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2008**
>   **Form 10-K/A for the Fiscal Year Ended June 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
>   **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
>   **Definitive Proxy Statement on Schedule 14A filed January 7, 2009**
>   **File No. 001-33522**

Dear Mr. Eichinger:

    We have reviewed your response letter dated March 5, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments

Form 10-K for the Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis..., page 30

General

1.   We note your response to prior comment five; however, we are unclear as to your response. In this regard, please confirm that you will disclose information about your critical accounting policies in future filings. It appears to us that your critical accounting policies may relate to your accounting for joint ventures and your impairment analyses for long lived assets.

Item 8. Financial Statements and Supplementary Data, page 39

Note 3 – Current Projects, page 50
Hai Hua Joint Venture, page 50

2.   We appreciate your response to prior comment seven; however, we are unclear as to your response regarding paragraph 12c of EITF 01-8. In this regard, please better explain to us how you determined that it is more than remote that one or more parties other than Hai Hua will purchase more than a minor amount of the plant's output. Also, please explain to us how you intend to account for the syngas purchase and sale agreement.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis..., page 12

Liquidity and Capital Resources, page 16
Golden Concord Joint Venture, page 17

3.   We appreciate your response to prior comment 12. Given your belief that debt financing is not readily available given market conditions, please tell us and revise future filings to clarify how you determined that this asset is not impaired at December 31, 2008.

YIMA Project, page 18

4.   We note your response to prior comment 13; however, we are still unclear as to the anticipated timing of each step necessary to form and continue the joint venture project with YIMA. Please supplementally tell us and disclose in future filings:
   • when you expect you will receive/did receive government approval;
   • when you expect capital contributions will/did occur;
   • when you expect the debt financing to occur; and
   • when you expect officers to be appointed.

Controls and Procedures, page 21

5.   In future quarterly filings, please disclose information pursuant to Item 308(c) of Regulation S-K.

Legal Proceedings, page 22

6.   In future filings for material legal proceedings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto and the relief sought pursuant to Item 103 of Regulation S-K.

Signatures, page 25

7.   In future filings, please use the language required by Form 10-Q and do not include extra language including "Section 13 or 15(d)."

Exhibits 31.1 and 31.2

8.   We note the certifications filed on the Form 10-Q for the period ended December 31, 2008. We reissue comment 9 from our letter dated February 4, 2009. In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief